Filed by Banco Santander, S.A.

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding N.V.

Registration Number: 333-144752

Date: October 26, 2007

On October 26, 2007, Fortis, Royal Bank of Scotland and Santander issued the following joint press release:

26 October 2007 – Fortis, RBS and Santander Update on Acceptances of ABN AMRO Ordinary Shares

Fortis, RBS, Santander (collectively the “Banks”) and RFS Holdings are pleased to announce that more than 95% of ABN AMRO ordinary shares (including shares underlying ABN AMRO ADSs)* have been tendered or will be contributed by the Banks to RFS Holdings with the result that the Banks may, if they so choose, initiate a squeeze-out in order to acquire the remaining ABN AMRO ordinary shares.

This is a further important milestone in the acquisition by the Banks of ABN AMRO.

RFS Holdings intends to cause the delisting of ABN AMRO shares, and intends to acquire 100% of ABN AMRO’s issued and outstanding share capital in the shortest possible time through the appropriate legal process.

* Excluding treasury shares held by ABN AMRO

Further Information

Holders of ABN AMRO ordinary shares, ABN AMRO ADSs and ABN AMRO Formerly Convertible Preference Shares (together, “ABN AMRO Shares” and “ABN AMRO Shareholders”) who have not yet accepted the offers have the opportunity to tender their ABN AMRO Shares until no later than 3.00 pm (Amsterdam time) / 10.00 am (New York City time) on 31 October 2007 (the expiration of the subsequent offering period, which commenced on 11 October 2007 (the “Subsequent Offering Period”)) for the same consideration and pursuant to the terms set out in the offer documentation.

ABN AMRO Shares tendered during the Subsequent Offering Period will immediately be accepted for payment. Settlement of ABN AMRO Shares tendered during the Subsequent Offering Period will take place within five Euronext Amsterdam trading days of the day on which such ABN AMRO Shares are tendered. ABN AMRO Shareholders will not be able to withdraw any ABN AMRO Shares tendered during the Subsequent Offering Period.

Copies of the offer documents and of documents incorporated by reference in the offer documents may be obtained free of charge, subject to the same restrictions as apply to the offers, by contacting the Dutch exchange agent or the global information agent at the addresses and telephone numbers below.

ABN AMRO Shareholders should contact the Dutch exchange agent or the global information agent at the addresses and telephone numbers below for information on how to tender their ABN AMRO Shares during the Subsequent Offering Period.

Further information is available at www.abnamro.com/future.

The Dutch exchange agent:	The global information agent:
Fortis Bank (Nederland) N.V. Rokin 55 1012 KK Amsterdam The Netherlands Tel: +31 20 527 24 67	D.F. King & Co., Inc.
2 London Wall Buildings, 2nd Floor
London Wall, London EC2M 5PP
United Kingdom
European Toll Free Help Line: 00 800 5464 5464
48 Wall Street, 22nd Floor
New York, NY 10005
United States
North American Toll Free Help Line: 1 (800) 848 2998

Important information:

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which, as amended, includes the U.S. offer document, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO, amendments thereto and other relevant materials. INVESTORS ARE URGED TO READ THE DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the successful completion of any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

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